May 12, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC

Registration Statement on Form S-4

Filed April 8, 2022

File No. 333-262465

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 2, 2022, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed via EDGAR on April 8, 2022.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Risk Factors

New Rubicon may redeem your unexpired warrants prior…., page 59

1.	We note your response to prior comment 8. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem Domestication Public Warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff's comment, the Company has revised the disclosure in the "Risk Factor" section on page 59 of Amendment No. 2.

Unaudited Pro Forma Condensed Balance Sheet, page 125

2.	We note your response to prior comment 18. You use the same language to explain adjustments (l) and (dd) yet the amounts of the income statement and balance sheet adjustments differ. As previously requested, please revise to provide a more fulsome explanation of how the amounts of the adjustments were calculated. For example, if the differences are due to taxes, please clarify that in your footnote disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has revised notes (l) and (dd) on pages 129 and 130 to Amendment No. 2, respectively, to provide a more fulsome explanation of how the amounts of the adjustments were calculated.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 126

3.	Provide a header on page 126.

Response: The Company acknowledges the Staff’s comment and has included a header to the unaudited pro forma condensed statement of operations for the year ended December 31, 2021, as set forth on page 127 Amendment No. 2.

Information about Rubicon, page 151

4.	We note your response to prior comment 20. To provide context to your statements about your governmental customers, please disclose the percentage of your revenues that are generated by sales to government entities for the periods presented.

Response: The Company acknowledges the Staff’s comment and has included the approximate percentage of Rubicon revenues that are generated by sales to government entities for the periods presented, as set forth on page 160 Amendment No. 2.

Key Metrics and Non-GAAP Financial Measures, page 173

5.	We note your responses to prior comments 25 and 26. It appears that 14% of your revenue for the year ended December 31, 2021, was derived from the sale of recyclable commodities which are recognized at a point in time. Additionally, we note that your recyclable commodity revenue is influenced by fluctuations in prices of the recyclable commodities and that the average price of OCC increased by nearly 92% during 2021. It is unclear how annualizing revenue from the sale of recycling commodities accurately depicts recurring revenue. Furthermore, considering that you calculated ARR based upon annualized contract value and not actual annualized GAAP revenue, please further revise your disclosure to more fully describe the differences between how ARR is calculated compared to how revenue is calculated in accordance with GAAP (particularly for recycling commodities revenue). Alternatively, please revise the name of your metric to remove the reference to recurring revenue. Please make similar revisions to your disclosures regarding annualized recurring net revenue.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 175 and 177 of Amendment No. 2 to rename annualized recurring revenue as exit rate revenue and annualized net recurring revenue as exit rate adjusted gross profit and provided additional disclosure regarding how these key business metrics are calculated, including the key differences between GAAP revenue and exit rate revenue.

Net revenue and net revenue margin, page 173

6.	We note your response to prior comment 27. There is no indication in the answer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures that a non-GAAP measure can only been deemed to violate Rule 100(b) of Regulation G if it accelerates revenue. We continue to believe that your calculation of net revenue substitutes an individually tailored revenue recognition for GAAP revenue. You indicate that the Non-GAAP net revenue measure provides investors with a more complete picture of the portion of revenue that the Company can use to invest in its operations and liquidity. However, the measure could be confused for GAAP revenues net of discounts, for example, and therefore, could be considered misleading.

Furthermore, the measure only removes marketplace vendor costs and does not address the other expenses incurred in generating total GAAP revenue.  It is unclear why your presentation of GAAP service revenues, GAAP recyclable commodity revenues, GAAP cost of services and GAAP cost of recyclable commodity revenues on the fact of your Statement of Operations wouldn't achieve the same objective.  Please advise or revise your filing accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 176 of Amendment No. 2 accordingly. Specifically, the revised disclosure removes references to non-GAAP net revenue and net revenue margin and replaces such metrics with non-GAAP adjusted gross profit and adjusted gross profit margin, respectively, and provides a reconciliation thereof to, GAAP gross profit and gross profit margin, the most comparable GAAP measures. Additionally, because Rubicon’s consolidated statements of operations do not include gross profit, the revised disclosure also includes a detailed calculation of GAAP gross profit and certain components of the gross profit calculation working from financial statement captions included in Rubicon’s consolidated statements of operations.

7.	Clarify in the reconciliation on page 174 if the marketplace vendor costs is a GAAP or non-GAAP amount.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 176 of Amendment No. 2.

Annualized recurring net revenue, page 174

8.	We note your response to comment 28. Please further clarify how you calculate the associated annualized marketplace vendor costs. If true, disclose that you forecast annualized marketplace vendor costs using the same assumptions utilized in your calculations of annualized recurring revenue. Also, quantify in your disclosure the total amount of forecasted annualized marketplace vendor costs.

Response: The Company acknowledges the Staff’s comment and has removed annualized recurring net revenue from Amendment No. 2 and replaced the measure with exit rate adjusted gross profit.

9.	We note net revenue margins of 8% in 2021 and 7.8% in 2020. With a view towards clarifying disclosure, explain to us why annualized recurring net revenue in 2021 exceeds 8% of annualized recurring revenue (ARR). Also, discuss in MD&A if there is a trend of improving net revenue margins.

Response: The Company acknowledges the Staff’s comment and respectfully advises that certain customer contracts Rubicon has recently executed are expected to generate higher adjusted gross profit margin, resulting in a higher margin for exit rate adjusted gross profit. The Company has revised the disclosure on page 177 of Amendment No. 2 to note this expected trend.

Adjusted EBITDA, page 174

10.	We note your response to prior comment 30. Where you have disclosed adjusted EBITDA as a percentage of total revenue and net revenue margin, please also revise to disclose the most comparable financial GAAP measures. Please refer to footnote 27 of SEC Final Rule Release 33-8176, Conditions for Use of Non-GAAP Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 178 of Amendment No. 2 to clarify that Rubicon’s GAAP net loss as a percentage of total revenue is the most comparable financial GAAP measure to adjusted EBITDA as a percentage of total revenue and GAAP gross profit margin is the most comparable financial GAAP measure to adjusted gross profit margin.

Audited Financial Statements for Rubicon Technologies, LLC

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Cost of Revenue, exclusive of amortization and depreciation, page F-27

11.	We note your response to prior comment 22. Please clarify if you use third-party haulers to collect both waste related to service revenue and recyclable materials that you purchase from your customers. If so, please revise to clarify how you allocate third-party hauler costs to cost of recyclable commodity revenues.

Response: The Company acknowledges the Staff’s comment and respectfully advises that Rubicon uses third-party partners to collect and transport waste or recyclable materials related to Rubicon’s service revenues and recyclable commodity revenues. However, Rubicon’s third-party haulers do not simultaneously collect and transport waste and recyclable materials; thus, costs of third-party partners for service revenues and recyclable commodity revenues are specifically identifiable and do not require allocation. Rubicon believes the current disclosure is appropriate.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC

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